Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-225459, 333-219607, 333-212154, and 333-199960 on Form S-8, and Nos. 333-228559 and 333-208286 on Form S-3 of our reports dated March 18, 2019, relating to the consolidated financial statements of Syneos Health, Inc. and its subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of Syneos Health, Inc. for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP
Raleigh, North Carolina
March 18, 2019